 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

STAN MCCARTHY OF KERRY GROUP PLC JOINS BOARD OF RYANAIR HOLDINGS PLC

The Board of Ryanair Holdings Plc today (Tues 9 May) announced that Mr Stan McCarthy, who has been Chief Executive of Kerry Group Plc for the past 10 years, will join the Board of Ryanair as a Non-Executive Director at the end of May. Kerry Group recently announced that Stan McCarthy will step down as Chief Executive of Kerry Group Plc at the end of Sept 2017.

Ryanair's Chairman David Bonderman said:

"We are all pleased to welcome Stan McCarthy to the Board of Ryanair Holdings Plc. Given Stan's outstanding record as Chief Executive of Kerry Group Plc he will, I believe, be a significant and valuable addition to our Board. I expect Stan to join the Board at the end of May, and he will put himself forward for approval by shareholders at our Sept AGM.

I very much look forward to working with Stan to continue to grow Ryanair safely and profitably in the best interests of our customers, our people, and our shareholders."

ENDS

For further information
please contact:	Robin Kiely	Piaras Kelly
	Ryanair Ltd	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 May, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary